Exhibit 99.3

BROOKFIELD RENEWABLE PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated financial statements of Brookfield Renewable Partners L.P. (“BEP”, “Brookfield Renewable” or the “partnership”) for the nine months ended September 30, 2025 and for the year ended December 31, 2024 present our combined consolidated statement of income (loss), adjusted to give effect to:

•

the acquisition of NGV NGR Acquisition Co LLC (formerly National Grid Renewables), subsequently renamed to Geronimo Power Holdings, LLC (“Geronimo”) (the “Acquisition”) as described in note 2 to the unaudited pro forma statements of income (loss); and

•	other pro forma adjustments as described in notes 4-6 to the unaudited pro forma consolidated statements of income (loss).

In each case, for purposes of the unaudited pro forma combined consolidated statements of income (loss) as if the Acquisition occurred on January 1, 2024.

The unaudited pro forma combined consolidated financial statements have been prepared based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable.

The unaudited pro forma combined consolidated financial statements should be read in conjunction with (1) the audited annual financial statements of the partnership, with notes thereto, as of and for the year ended December 31, 2024, which are included in the partnership’s most recently filed Annual Report on Form 20-F (“Annual Report”), and the unaudited interim financial statements of the partnership for the nine months ended September 30, 2025, which have been filed as Exhibit 99.1 to a report on Form 6-K, dated November 5, 2025; and (2) the audited annual consolidated financial statements of Geronimo as of and for the year ended December 31, 2024, and the unaudited interim consolidated financial statements of Geronimo as of and for the three months ended March 31, 2025.

All financial data in the unaudited pro forma combined consolidated financial statements is presented in U.S. dollars, unless otherwise noted, and the unaudited pro forma combined consolidated financial statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma combined consolidated financial statements have been prepared for information purposes only and are not necessarily indicative of the financial income (loss) results of the partnership had the Acquisition occurred on the date indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial income (loss) results may differ significantly from the pro forma amounts reflected herein because such unaudited pro forma combined consolidated financial statements are based on estimates or financial effects that may prove to be inaccurate due to a variety of factors and remains subject to the finalization of the Geronimo purchase price allocation. Accordingly, readers are cautioned to not place undue reliance on these unaudited pro forma combined consolidated financial statements.

Unaudited Pro Forma Combined Consolidated Statement of Income (Loss)

(MILLIONS) Nine months ended September 30, 2025	BEP	Geronimo	Acquisition pro forma adjustments		Acquisition pro forma consolidated
		Note 5(a)	Note 6
Revenues	$4,868	$—	$—		$4,868
Other income	551	27	—		578
Direct operating costs	(2,095)	(77)	—		(2,172)
Management service costs	(162)	—	—		(162)
Interest expense	(1,819)	—	(15)	6(a)	(1,834)
Share of loss from equity-accounted investments	(83)	6	—		(77)
Foreign exchange and financial instruments gain	570	—	—		570
Depreciation	(1,803)	(1)	—		(1,804)
Other	(342)	—	—		(342)
Income tax recovery
Current	57	—	4	6(b)	61
Deferred	292	—	3	6(b)	295

	349	—	7		356

Net income (loss)	$34	$(45)	$(8)		$(19)

Net income (loss) attributable to:
Group share of net loss	$—	$(45)	$45	6(e)	$—
Non-controlling interests:					—
Participating non-controlling interests – in operating subsidiaries	385	—	(34)		351
General partnership interest in a holding subsidiary held by Brookfield	105	—	—		105
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(158)	—	(6)		(164)
BEPC exchangeable shares and class A.2 exchangeable shares	(146)	—	(5)		(151)
Preferred equity	22	—	—		22
Perpetual subordinated notes	30	—	—		30
Preferred limited partners’ equity	26	—	—		26
Limited partners’ equity	(230)	—	(8)		(238)

Net income (loss)	$34	$(45)	$(8)		$(19)

Basic and diluted loss per LP unit	$(0.81)	$—	$—	6(d)	$(0.84)

See the accompanying notes to the Unaudited Pro Forma Combined Consolidated Financial Statements.

Unaudited Pro Forma Combined Consolidated Statement of Income (Loss)

(MILLIONS) Year ended December 31, 2024	BEP	Geronimo	Acquisition pro forma adjustments		Acquisition pro forma consolidated
		Note 5(b)	Note 6
Revenues	$5,876	$—	$—		$5,876
Other income	627	64	—		691
Direct operating costs	(2,580)	(128)	—		(2,708)
Management service costs	(204)	—	—		(204)
Interest expense	(1,988)	—	(36)	6(a)	(2,024)
Share of (loss) income from equity-accounted investments	(88)	1	—		(87)
Foreign exchange and financial instruments gain	880	—	—		880
Depreciation	(2,010)	—	—		(2,010)
Other	(713)	—	(10)	6(c)	(723)
Income tax recovery
Current	160	—	13	6(b)	173
Deferred	31	—	4	6(b)	35

	191	—	17		208

Net loss	$(9)	$(63)	$(29)		$(101)

Net loss attributable to:
Group share of net loss	$—	$(63)	$63	6(e)	$—
Non-controlling interests:					—
Participating non-controlling interests – in operating subsidiaries	353	—	(60)		293
General partnership interest in a holding subsidiary held by Brookfield	125	—	—		125
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(174)	—	(9)		(183)
BEPC exchangeable shares and class A.2 exchangeable shares	(160)	—	(9)		(169)
Preferred equity	28	—	—		28
Perpetual subordinated notes	37	—	—		37
Preferred limited partners’ equity	37	—	—		37
Limited partners’ equity	(255)	—	(14)		(269)

Net loss	$(9)	$(63)	$(29)		$(101)

Basic and diluted loss per LP unit	$(0.89)	$—	$—	6(d)	$(0.94)

See the accompanying notes to the Unaudited Pro Forma Combined Consolidated Financial Statements.

Brookfield Renewable Partners L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2025 and the year ended December 31, 2024

(In millions of U.S. dollars, except per unit amounts and where otherwise indicated, unaudited)

(1)	REPORTING ENTITY

Brookfield Renewable owns a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia-Pacific.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these unaudited pro forma financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.

(2)	DESCRIPTION OF THE ACQUISITION

On May 29, 2025, Brookfield Renewable, together with its institutional partners, completed the Acquisition of a fully integrated developer and operator of renewable power assets in the United States for a total purchase price of $1.4 billion ($299 million net to the partnership).

The accompanying unaudited pro forma combined consolidated financial statements of the partnership have been prepared by management of Brookfield Renewable to give effect to the Acquisition as if it had occurred on January 1, 2024.

(3)	BASIS OF PRESENTATION

The historical consolidated financial statements of Brookfield Renewable and consolidated financial statements of Geronimo have been adjusted to give pro forma effect to events that are (1) directly attributable to the Acquisition and the funding raised for the purposes of the Acquisition, (2) factually supportable, and (3) with respect to the statements of income (loss), expected to have a continuing impact on the consolidated results. The unaudited pro forma combined consolidated financial statements reflect the adjustments and assumptions outlined in the notes below.

The unaudited pro forma combined consolidated statements of income (loss) of the partnership have been derived and constructed, respectively, from the following:

Pro forma consolidated statement of income (loss) for the nine-month period ended September 30, 2025.

a.

The unaudited interim consolidated statement of income (loss) of Brookfield Renewable for the nine-month period ended September 30, 2025 which includes the consolidated statement of income (loss) of Geronimo from the date of the Acquisition onward; combined with

b.	The unaudited consolidated financial information of Geronimo for the five-month period ended May 31, 2025

Pro forma consolidated statement of income (loss) for the year ended December 31, 2024

c.	The audited consolidated statement of income (loss) of Brookfield Renewable for the year ended December 31, 2024; combined with

d.	The audited consolidated statement of income (loss) of Geronimo for the year ended December 31, 2024

The unaudited pro forma combined consolidated financial statements are not intended to reflect the income (loss) of the partnership which would have actually resulted had the Acquisition been completed on January 1, 2024 for purposes of the unaudited pro forma combined consolidated statements of income (loss). Further, the unaudited pro forma combined consolidated statement of income (loss) is not necessarily indicative of the results of income (loss) that may be obtained by the partnership in the future. Additionally, the unaudited pro forma combined consolidated statements of income (loss) do not reflect the impact of potential cost savings and other synergies or incremental costs of the Acquisition. The actual adjustments to the consolidated financial statements of the partnership will depend on a number of factors and, therefore, the actual adjustments will differ from the pro forma adjustments.

For purposes of preparing the unaudited pro forma combined consolidated financial statements, adjustments have also been made to the historical audited consolidated statement of operations for the year ended December 31, 2024 and the financial information for the five months ended May 31, 2025 of Geronimo, in order to conform the accounting policies and the presentation used in those statements to those of the partnership. Details on these adjustments are described in Note 4, Significant Accounting Policies and Note 5, Reconciliation of Geronimo Historical Consolidated Financial Statements to the Partnership’s Financial Statements’ Presentation.

The accounting policies used in the preparation of the unaudited pro forma combined consolidated financial statements are consistent with those described in the audited consolidated financial statements of the partnership for the year ended December 31, 2024 as stated in Note 4 below and IFRS as issued by IASB.

As disclosed in the Brookfield Renewable Q3 2025 interim report as filed in form 6-K dated November 5, 2025, the purchase price accounting for the Acquisition has been determined on a preliminary basis. Pro forma adjustments made to reflect the estimated financial effect from fair value accounting for the Acquisition and to reflect the effect of financing the Acquisition are subject to change. Accordingly, these fair value measurements are subject to change, which may be material.

(4)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma combined consolidated financial statements are those that are set out in the partnership’s consolidated financial statements in the partnership’s Annual Report.

While BEP prepares its financial statements under IFRS as detailed in the Annual Report, Geronimo’s financial statements have been prepared with accounting principles generally accepted in the United States (“U.S. GAAP”). Consequently, the consolidated financial statements for Geronimo have been reconciled to IFRS from U.S. GAAP for material accounting standard differences.

Material differences in accounting policies for the historical period presented, in addition to acquisition-related adjustments have resulted in adjustments to Geronimo’s results reported under U.S. GAAP including the following:

a.

Under the revaluation model, property, plant and equipment, including construction work-in-progress (when sufficient information exists to determine fair value using the discounted cash flow method), are measured at fair value subsequent to initial recognition on the consolidated statement of financial position. Increases in the fair value of the property, plant and equipment are recorded in revaluation surplus within the statement of other comprehensive income. Decreases in the fair value of property, plant and equipment are recorded in other comprehensive income, to the extent that surplus exists, and to the income statement thereafter. When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Gains on the sale of revalued assets, including development projects, are not recognized in net income but instead are transferred directly from revaluation surplus to equity upon derecognition. As a result, the profit recognized in net income under U.S. GAAP has been eliminated.

b.

Under ASC 323, Investments—Equity Method and Joint Ventures, when intercompany transactions occur between the investor and investee (e.g., sale of inventory, fixed assets, etc.), profits from these transactions must be deferred to the extent of the investor’s ownership interest.

c.

Recognition of the earnings impact of depreciation of property, plant and equipment from (i) the fair value adjustment to Geronimo’s existing property, plant and equipment as a result of applying the acquisition method as specified in IFRS 3, Business Combinations as described in the accounting policy in the partnership’s Annual Report, and (ii) to conform to the accounting policies of the partnership including the application of estimated service lives on power generating assets of up to 35 years, 35 years and 20 years for wind generating units, solar generating units, and battery energy storage systems, respectively.

d.

Differences in the accretion and depreciation expense under U.S. GAAP and IFRS which arise due to the differences in the treatment of changes in costs estimates, estimated service lives and discount rates associated with asset retirement obligations.

(5)	RECONCILIATION OF GERONIMO HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS TO THE PARTNERSHIP’S FINANCIAL STATEMENTS’ PRESENTATION

The audited consolidated statement of operations of Geronimo for the year ended December 31, 2024 and the unaudited consolidated financial information of Geronimo for the five-month period ended May 31, 2025 used to prepare these unaudited pro forma consolidated financial statements have been adjusted to conform to the presentation policies adopted by the partnership and do not conform with the historical audited financial statements and the historical unaudited financial information of Geronimo. The adjustments made to the historical audited consolidated financial statements of Geronimo are described below:

a) RECONCILIATION OF GERONIMO’S HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR THE FIVE MONTHS ENDED MAY 31, 2025 TO BROOKFIELD RENEWABLE’S BASIS OF ACCOUNTING

(MILLIONS) Five months ended May 31, 2025	Geronimo (US GAAP) 3/31/2025	Geronimo (US GAAP) 4/1/2025 - 5/31/2025	Presentation Conforming Adjustments(i)	U.S. GAAP to IFRS Adjustments(ii)		Geronimo (IFRS)
			Note (4)	Note (4)
Development fees	$102	$1	$(103)	$—		$—
Service fees	4	4	(8)	—		—
Revenues	—	—	—	—		—
Development expenses	(82)	1	81	—		—
Land lease expenses	(4)	(3)	7	—		—
Consulting expenses	(2)	(2)	4	—		—
General and administrative	(3)	(3)	6	—		—
Credit loss recovery	3	—	(3)	—		—
Payroll and benefits	(34)	(24)	58	—		—
Direct operating costs	—	—	(77)	—		(77)
Interest income	3	8	(11)			—
Other income	—	—	46	(19)	4(a,b)	27
Equity in net earnings of affiliate	(12)	18	(6)	—		—
Share of earnings from equity-accounted investments	—	—	6	—	4(c,d)	6
Depreciation and amortization	—	(1)	1	—		—
Depreciation	—	—	(1)	—		(1)
Income tax expense
Current	—	—	—	—		—
Deferred	—	—	—	—		—

	—	—	—	—		—

Net loss	(25)	(1)	—	(19)		(45)

Net loss attributable to:
Group share of net loss	(25)	(1)	—	(19)		(45)
Non-controlling interests	—	—	—	—		—

Net loss	$(25)	$(1)	$—	$(19)		$(45)

Presentation conforming adjustments:

(i)

To combine Development fees, Service fees, Development expenses, Credit loss recovery, and Interest income separately presented on the unaudited consolidated financial information of Geronimo for the five months ended May 31, 2025 that are presented as a single line-item on the Other income line-item on the statement of income (loss) of the partnership; and to combine Development expenses, Land lease expenses, Consulting expenses, General and Administrative, Payroll and benefits separately presented on the unaudited consolidated financial information of Geronimo for the five months ended May 31, 2025 that are presented as a single line-item on the Direct operating costs line-item on the statement of income (loss) of the partnership. Incremental adjustments were also made to conform the presentation of certain income and expense sub categories to align to those of the partnership.

(ii)

Conforming adjustments as outlined in Note 4, applied to Geronimo’s U.S. GAAP financial information to present them in accordance with IFRS and BEP’s accounting policies for the five month period ended May 31, 2025.

b) RECONCILIATION OF GERONIMO’S HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024 TO BROOKFIELD RENEWABLE’S BASIS OF ACCOUNTING

(MILLIONS) Year ended December 31, 2024	Geronimo (U.S. GAAP)	Presentation Conforming Adjustments(i)	U.S. GAAP to IFRS Adjustments(ii)		Geronimo (IFRS)
		Note (4)	Note (4)
Development fees	$135	$(135)	$—		$—
Service fees	32	(32)	—		—
Revenues	—	—	—		—
Development expenses	(87)	87	—		—
Land lease expenses	(10)	10	—		—
Consulting expenses	(9)	9	—		—
General and administrative	(21)	21	—		—
Payroll and benefits	(64)	64	—		—
Direct operating costs	—	(128)	—		(128)
Interest income	4	(4)			—
Other income	—	108	(44)	4(a,b)	64
Equity in net earnings of affiliate	2	(2)	—		—
Share of earnings from equity-accounted investments	—	2	(1)	4(c,d)	1
Depreciation and amortization	(1)	1	—		—
Depreciation	—	(1)	1	4(c)	—
Income tax benefit
Current	—	—	—		—
Deferred	—	—	—		—

	—	—	—		—

Net loss	(19)	—	(44)		(63)

Net loss attributable to:
Group share of net loss	(19)	—	(44)		(63)
Non-controlling interests	—	—	—		—

Net loss	$(19)	$—	$(44)		$(63)

Presentation conforming adjustments:

(i)

To combine Development fees, Service fees, Development expenses, and Interest income separately presented on the audited consolidated statement of operations of Geronimo for the year ended December 31, 2024 that are presented as a single line-item on the Other income line-item on the statement of income (loss) of the partnership; and to combine Development expenses, Land lease expenses, Consulting expenses, General and Administrative, Payroll and benefits separately presented on the audited consolidated statement of operations of Geronimo for the year ended December 31, 2024 that are presented as a single line-item on the Direct operating costs line-item on the statement of income (loss) of the partnership. Incremental adjustments were also made to conform the presentation of certain income and expense sub categories to align to those of the partnership.

(ii)

Conforming adjustments as outlined in Note 4 applied to Geronimo’s U.S. GAAP financial statements to present them in accordance with IFRS and BEP’s accounting policies for the year ended December 31, 2024.

(6)	UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME (LOSS) OF THE PARTNERSHIP

The unaudited pro forma combined consolidated statements of income (loss) for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 were created through the combination of the historical consolidated statements of income (loss) of the partnership and the consolidated statement of operations of Geronimo (inclusive of the adjustments denoted in Note 4 to reconcile Geronimo’s historical consolidated financial statements to conform with the presentation policies of the partnership) adjusting for the effects of the Acquisition as if it had taken place on January 1, 2024 as follows:

a) Recognition of the estimated interest expense associated with non-recourse borrowings which bear interest at an interest rate of daily SOFR plus a margin, used to finance the Acquisition as outlined in Note 2.

b) Recognition of the tax impact of the pro forma adjustments on earnings.

c) Recognition of estimated transaction costs, which are non-recurring.

d) The weighted average number of limited partnership units used to calculate pro forma basic diluted earnings per limited partnership unit for the year ended December 31, 2024 and for the 9 month-period ended September 30, 2025 is 285.5 million and 284.2 million units respectively.

e) Reclassification adjustment to present Geronimo’s net income (loss) in alignment with the BEP structure by allocating amounts to non-controlling interests and limited partners’ equity, and to conform Geronimo’s financial statement line items to those of the partnership.